UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FERRO CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	001-00584	34-0217820
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

6060 Parkland Boulevard, Suite 250

Mayfield Heights, Ohio 44124

(Address of principal executive offices) (Zip Code)

Mark H. Duesenberg

216-875-5600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This Form SD of Ferro Corporation (“we,” “our” or “us”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2019. In accordance with Instruction 3 to Item 1.01 of Form SD, this Form SD does not include products manufactured or contracted for manufacture by businesses that had not been obligated to provide a specialized disclosure report with respect to conflict minerals and were acquired by us on or after May 1, 2018.

Rule 13p-1 requires us to disclose annually whether any conflict minerals that are necessary to the functionality or production of products that we manufactured or contracted for manufacture during the reporting period originated in the Democratic Republic of the Congo or any adjoining country (each a “Covered Country” and collectively, the “Covered Countries”), or were from recycled or scrap sources. “Conflict minerals” are gold, cassiterite, columbite-tantalite, wolframite or their derivatives, which are limited to tin, tantalum and tungsten.

Accordingly, we conducted in good faith a reasonable country of origin inquiry, which was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in a Covered Country or came from recycled or scrap sources.

We used our enterprise resource planning systems and internal inquiries to identify suppliers who supplied us necessary conflict minerals contained in products that we manufactured or contracted for manufacture during the reporting period that is the subject of this Form SD. We identified four (4) suppliers who supplied us necessary conflict minerals contained in products that we manufactured or contracted for manufacture during the reporting period. We sent each of those identified suppliers a Conflict Minerals Reporting Template (version 5.12) (“CMRT”) developed by the Responsible Minerals Initiative and asked them to complete the template for products or materials supplied to us that were contained in products that we manufactured or contracted for manufacture in 2019. We received responses (by a completed CMRT) from all of those suppliers and reviewed the responses against our conflict minerals policy. When we determined that our suppliers’ responses contained information we believed to be incomplete or potentially inconsistent with our conflict minerals policy, we followed up with those suppliers by e-mail or by phone to seek additional information or clarification about those responses. As a result of those responses, either we have no reason to believe that the necessary conflict minerals contained in products that we manufactured or contracted for manufacture during the reporting period may have originated in the Covered Countries or we reasonably believe that such necessary minerals came from recycled or scrap sources.

The information contained in this Form SD is publicly available at https://ferrocorporation.gcs-web.com/corporate-governance/governance-highlights. The content of any website referred to in this Form SD is not incorporated by reference in this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ferro Corporation
(Registrant)

May 8, 2020	By:	/s/ Benjamin J. Schlater
Benjamin J. Schlater
Group Vice President and Chief Financial Officer